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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCO Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas 35th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dolgio Nergui (212) 554-4158
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Christopher S. Elmes, CPA PLLC
(Name – *if individual, state last, first, middle name*)

78 North State Road (Address) Briarcliff Manor (City) NY (State) 10510 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Jeffrey B. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCO Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCO SECURITIES LLC

**FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION**

DECEMBER 31, 2008 AND 2007

CHRISTOPHER S. ELMES, CPA PLLC

SCO SECURITIES LLC

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2008 AND 2007

FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION

Independent Auditors' Report

To the Member
SCO Securities LLC

I have audited the accompanying balance sheets of SCO Securities LLC, as of December 31, 2008 and 2007, and the related statements of income, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audits.

I conducted the audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of SCO Securities LLC as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

In accordance with requirements of Rule 17a-5 of the Securities and Exchange Commission, I have also issued a report dated January 21, 2009, in my consideration of SCO Securities LLC internal control.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Christopher S. Elmes, CPA PLLC
Certified Public Accountant

Briarcliff Manor, New York
January 21, 2009

78 North State Road • Briarcliff Manor, NY 10510 • Tel: 914-941-4610 • Fax: 914-941-4616 • www.elmescpa.com

SCO SECURITIES LLC

BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash	$ 10,372	$ 11,312
Due from affiliate	10,117,032	10,128,649
Total Current Assets	$10,127,404	$10,139,961

LIABILITIES AND MEMBER'S CAPITAL

	2008	2007
CURRENT LIABILITIES		
Accrued income taxes	$ -	$ 388
Total Current Liabilities	-	388
MEMBER'S CAPITAL	10,127,404	10,139,573
	$10,127,404	$10,139,961

See notes to financial statements.

SCO SECURITIES LLC

STATEMENTS OF INCOME

	For the Years Ended December 31, 2008	For the Years Ended December 31, 2007
REVENUES	$ -	$35,000
OPERATING EXPENSES		
Commissions	-	15,000
Rent	1,575	5,023
Regulatory fees	589	1,937
Accounting fees	6,268	6,173
Licenses and permits	4,083	3,572
Telephone	42	305
Miscellaneous	-	862
Total Operating Expenses	12,557	32,872
INCOME (LOSS) BEFORE PROVISION FOR TAXES	(12,557)	2,128
PROVISION FOR TAXES	-	388
NET INCOME (LOSS)	$(12,557)	$ 1,740

See notes to financial statements.

SCO SECURITIES LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

	For the Years Ended	
	December 31, 2008	December 31, 2007
BALANCE – BEGINNING	$10,139,573	$10,113,601
Add: Net income (loss)	(12,557)	1,740
Additional paid-in-capital	388	24,232
BALANCE – ENDING	$10,127,404	$10,139,573

See notes to financial statements.

SCO SECURITIES LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2008	December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(12,557)	$ 1,740
Adjustments to reconcile net income to net cash provided by operating activities:		
Accrued income tax	(388)	(23,844)
Due to/from affiliate	11,617	(29,188)
Net Cash (Used) by Operating Activities	(1,328)	(51,292)
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid-in-capital	388	24,232
NET (DECREASE) IN CASH	(940)	(27,060)
CASH – BEGINNING	11,312	38,372
CASH – ENDING	$ 10,372	$ 11,312
SUPPLEMENTAL DISCLOSURES		
Cash paid for:		
Taxes	$ -	$ 100
Interest	$ -	$ -

See notes to financial statements.

NOTE 1 – ORGANIZATION

SCO Securities LLC (the "Company") is a Delaware Limited Liability Company formed in April 1997 under the name Startup Solutions LLC, which name was amended to Bridge Technology Group LLC and further amended to SmallCaps Online LLC. During December 2000, the name was amended to SCO Securities LLC. A newly formed entity named Bridge Technology Group LLC, which name was changed to SmallCaps Online Group LLC and then to SCO Financial Group LLC ("SCO Group") is the parent of SCO Securities LLC which maintains office facilities within the offices of SCO Group.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), The National Association of Security Dealers, Inc. (NASD) and the state of New York.

On November 4, 1999, NASD granted the Company's application for membership. The agreement made with NASD requires the Company to engage only in activities set forth in the agreement. Such activities include investment advisory services, private placements as agent, investment banking activities consisting of providing financial advisory services to institutional customers, including providing advice concerning capital sourcing and merger and acquisitions and providing fairness opinions. The Company will not hold customer funds or safekeep customer securities. The Company is required to maintain minimum net capital of $5,000 pursuant to the SEC Net Capital Rule, and is required to notify the NASD District Office if its net capital falls below 120% of its requirement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recognized when services rendered are completed.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company maintains office facilities within the offices of its parent SCO Group LLC. The Company advanced money to its parent company for use in operations.

NOTE 4 – INCOME TAXES

Inasmuch as the Company has been organized as a limited liability company, no provision for Federal or certain provisions of New York State income taxes by the Company is required, as the income will be reported by the Members individually. The income, if any, for New York City tax purposes, is taxed and paid by the Company, inasmuch as the City of New York has not enacted legislation permitting pass-through tax treatment.

SCO SECURITIES LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

DECEMBER 31, 2008 AND 2007

	2008	2007
OWNERSHIP EQUITY	$10,127,404	$10,139,573
LESS: NON ALLOWABLE ASSETS	10,117,032	10,128,649
NET CAPITAL	10,372	10,924
NET CAPITAL REQUIREMENT	5,000	5,000
EXCESS NET CAPITAL	$ 5,372	$ 5,904
TOTAL AGGREGATE INDEBTEDNESS	$ -	$ 388
NET CAPITAL	10,372	10,924
LESS: 10% OF TOTAL AGGREGATE INDEBTEDNESS	-	39
EXCESS NET CAPITAL AT 1000%	$ 10,372	$ 10,885

The difference between the audited computation of net capital and the corresponding unaudited Part IIA for the year ended December 31, 2007 is due to accrual of income tax.

See independent auditors' report.

Independent Auditors' Report on Internal Control

To The Member
SCO Securities

In planning and performing my audit of the financial statements of SCO Securities LLC, for the year ended December 31, 2008, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued....................

78 North State Road • Briarcliff Manor, NY 10510 • Tel: 914-941-4610 • Fax: 914-941-4616 • www.elmescpa.com

Independent Auditors' Report on Internal Control - Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Christopher S. Elmes CPA PLLC

Certified Public Accountant

Briarcliff Manor, New York
January 21, 2009

78 North State Road • Briarcliff Manor, NY 10510 • Tel: 914-941-4610 • Fax: 914-941-4616 • www.elmescpa.com